DAVIS LEGAL ADVISORS *since* 1892
& company

02 SEP 19 AM 9:

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

September 17, 2002

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Yours truly,

DAVIS & COMPANY

Per: Donna Ornstein
Donna Ornstein,
Legal Assistant

DO/ea
Encls.

dw 9/19

Exemption No. 82-1209

September 17, 2002

02 SEP 19 AM 9:15

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	August 15, 2002 August 29, 2002 September 5, 2002 September 10, 2002 September 16, 2002
(f)	BC Form 53-901F, Material Change Report	September 3, 2002 September 10, 2002
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	September 16, 2002
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	September 16, 2002
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	September 3, 2002 September 10, 2002
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	August 15, 2002 August 29, 2002 September 5, 2002 September 10, 2002 September 16, 2002
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable

(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement – Exchange Form 4F, Expedited Private Placement Form	Form 4B, Private Placement Notice Form (which replaces Form 4F)
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP.
904-675 West Hastings Street
Vancouver, B.C. V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

August 29, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

August 29, 2002, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company has arranged financing of $300,000 by private placement.

Item 5. **Full Description of Material Change**

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation:

The Company has arranged financing of $300,000 by way of a private placement of 1,500,000 common shares at $0.20 per share to close on or about September 15, 2002. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a cash finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the Act**

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85(3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7. **Omitted Information**

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting."

N/A

Item 8. **Senior Officers**

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Raymond A. Hrkac, President at (604) 688-0546

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 3rd day of September, 2002.

"Raymond A. Hrkac"
(signature)

Raymond A. Hrkac
(name of senior officer - please print)

Exemption No. - 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

August 29, 2002

PRESS RELEASE

GGL ANNOUNCES FINANCING TOTALLING $300,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that the Company has arranged financing of $300,000 by way of a private placement of 1,500,000 common shares at $0.20 per share to close on or about September 15, 2002. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a cash finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

Exemption No. 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

PRESS RELEASE

GGL Diamond completes first phase of heavy mineral sampling and readies for drilling in August/September

VANCOUVER, BC. – August 15, 2002 – Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** today provided an update on recent and planned diamond exploration activities in the Northwest Territories, which reflects the Company's continuing long-term efforts and serious possibilities for finding diamondiferous kimberlite.

GGL crews have just completed the collection of a total of 30,000 pounds (or 13,525 kgs.) of heavy mineral samples from the Seahorse and Starfish claims in the CH project areas, south and west of Lac de Gras. These samples are being flown out and will be delivered for processing. This brings to 455 the number of heavy mineral samples collected year to date on 100% GGL-owned properties. A total of 550 geochemical soil samples have also been collected as part of this year's exploration program.

As noted in the second quarter report released in July, since January, crews have completed ground geophysical surveys and lake sediment sampling on three potential targets, which have since been confirmed as future drill targets. One of these targets is scheduled for drilling this year. The Company expects a total of four kimberlite targets will be drilled in August/September of this year.

As a result of the $2.67 million of exploration in 2000 – 2001, the Company has also identified kimberlite indicator mineral trains that will be slated for exploration, target selection and drilling in 2003. Based on information in its extensive computerized date set, the Company has continued staking claims that have the potential to host diamondiferous kimberlites, with the most recent acquisition in June of this year. The most recently acquired claims will be part of the 2003 exploration program, with the potential to produce drill targets for 2004. The total acreage owned outright by the Company on its various diamond projects is now in excess of 400,000 acres.

Section 84 Judicial review process
– Doyle Lake LA 26-30, Easy 1 – 3

In the continuing legal proceedings regarding sections of the Doyle Lake property, the Minister of Indian Affairs and Northern Development has appointed a tribunal to deal with the matter. The tribunal has set October 15, 2002 as the date by which the parties are to make submissions and replies. We are hopeful that the decision of the tribunal will be forthcoming by the end of the year.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac, President

For more information or to be included on our email list for the latest news, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption No. 82-1209

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 16, 2002 of 1,500,000 shares at a price of $0.20 per share, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 16th day of September, 2002.

GGL Diamond Corp.

By: *"Raymond A. Hrkac"*

Raymond A. Hrkac
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Exemption No.
82-1209

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP.
904-675 West Hastings Street
Vancouver, B.C. V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

September 5, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

September 5, 2002, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company has arranged financing of $2,000,000 by private placement.

Item 5. **Full Description of Material Change**

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation:

The Company has arranged a new financing for $2,000,000 by way of a private placement of 10,000,000 common shares at $0.20 per share. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a cash finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

This financing will secure exploration funding through 2003-2004 on the Company's 100% owned and already advanced diamond exploration projects.

Item 6. **Reliance on Section 85(2) of the Act**

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85(3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7. **Omitted Information**

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or

more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting."

N/A

Item 8. **Senior Officers**

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Raymond A. Hrkac, President at (604) 688-0546

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 10th day of September, 2002.

"Raymond A. Hrkac"
(signature)

Raymond A. Hrkac
(name of senior officer - please print)

Exemption No. 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

September 10, 2002

PRESS RELEASE

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to report on the following drill results.

Drill hole CH02-08SE, located approximately 40 km. south south-west of the Ekati Mine, on the Company's 100% owned Seahorse Property was laid out to test one of three strong magnetic anomalies. The hole was drilled at Azimuth 287.2 degrees at –45 degrees.

The core has not been logged, but a preliminary assessment, subject to confirmation by logging and confirmation by an independent qualified person, indicates the following.

Until confirmation by an independent person under NI 43-101*, the reference to "kimberlite" refers to an "ultramafic rock" that has "characteristics consistent with kimberlite".

Drill Hole CH02-08SE

From (Metres)	**To** (Metres)	**Description**
0	77.0	Metasedimentary rocks
77.0	88.5	broken Metasediment and breccia
88.5	119.0	"kimberlite"
119.0	120.6	Metasedimentary rocks
120.6	134.5	"kimberlite"
134.5	138.8	Metasedimentary rocks
138.8	177.7	"kimberlite"
177.7	226.0	Metasedimentary rocks, End of Hole.

Once logged, sections of the core will be submitted for microdiamond analysis.

The drill is now being readied for a move to the second magnetic target located about 670 metres to the south south-east.

GGL DIAMOND CORP.

"Raymond A. Hrkac"
Raymond A. Hrkac
President

*T.E. Lisle, P.Eng. is the Company's qualified person on site. NI 43-101 (Standards of Disclosure for Mineral Projects) "...requires that all disclosure be based on advice by a "qualified person" and in some circumstances that the person be independent of the issuer and the property...".

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

Exemption No. 82-1289

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

September 5, 2002

PRESS RELEASE

GGL ANNOUNCES FINANCING TOTALLING $2,000,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that the Company has arranged a new financing for $2,000,000 by way of a private placement of 10,000,000 common shares at $0.20 per share. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a cash finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

This financing will secure exploration funding through 2003-2004 on the Company's 100% owned and already advanced diamond exploration projects.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

Exemption No - 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

September 16, 2002

PRESS RELEASE

DRILL RESULTS AND CLOSING OF $300, 000 FINANCING

GGL Diamond Corp. (GGL.TSX Venture) is very pleased to announce the successful completion of the drilling of the three magnetic anomalies on the 100% owned Seahorse Property.

Drill hole CH02-08SE, located approximately 40 km. south south-west of the Ekati Diamond Mine was drilled first, on the most northerly of the three targets, and reported on September 10, 2002 (please refer to this news release for "kimberlite" definitions and qualifications).

Preliminary drill results from the second or middle target, located 670 metres to the south south-east, are as follows:

Drill Hole CH02-09SE drilled at Azimuth 001.5 degrees at –45 degrees.

From (Metres)	To (Metres)	Description
Collar	38.50	Metasedimentary rocks
38.50	70.47	"kimberlite"
70.47	92.00	Metasedimentary rocks
92.00	116.45	"kimberlite"
116.45	200.00	Metasedimentary rocks. End of hole.

Preliminary drill results from the third or south target, 350 metres southeast of CH02-09SE, are as follows:

Drill Hole CH02-10SE drilled at Azimuth 311.3 degrees at –45 degrees.

From (Metres)	To (Metres)	Description
Collar	113.50	Metasedimentary rocks
113.50	147.00	"kimberlite"
147.00	151.20	Metasedimentary rocks
151.20	157.70	"kimberlite"
157.70	222.00	Metasedimentary rocks
222.00	222.17	"kimberlite"
222.17	275.00	Metasedimentary rocks. End of hole.

Closing of financing

The Company is pleased to announce that the $300,000 financing announced on August 29, 2002 has closed. The 1,500,000 common shares issued by private placement at $0.20 per share have a hold period until January 17, 2003. The Company paid a cash finders fee of 8%. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.